Exhibit 14.1

FUTURE FINTECH GROUP INC.

(Group and its Subsidiaries)

CODE OF BUSINESS CONDUCT AND ETHICS

(Applicable to all Employees and Directors)

TABLE OF CONTENTS

1	Executive Summary	1

2	Introduction	2

3	Code of Conduct	3

3.1	Personal and Professional Integrity	3

3.2	Conflict of Interest and Related Matters	4

3.3	Business Relationship	5

3.4	Business Practices	5

3.5	Government Dealings and Investigations	9

3.6	Workplace Responsibilities	9

4	Waiver and Compliance	10

i

Acknowledgement Form

SECTION 1: EXECUTIVE SUMMARY

Future FinTech Group Inc. (“Future FinTech”) is a fintech company that is developing an operational platform to utilize blockchain technology to participate in the shared economy, as well as for the distribution, marketing and sales of various products. The Company’s legacy business is the production and sales of fruit juice concentrates, fruit beverages, and other fruit related products in China and certain overseas markets, and FTFT is utilizing fintech solutions to operate and grow this business. The Company is also developing a regional agricultural products commodities market with the goal to become a leader in agricultural finance technology.

The Future FinTech Code of Business Conduct and Ethics (the “Code of Conduct”) sets the standards of business behavior and ethics that apply across the entire company. This Code applies to every Director, Officer and employee of Future FinTech and each of its subsidiaries.

It is the intent of Future FinTech to strive for the highest ethical conduct from all board members, officers and staff. The leadership of Future FinTech is particularly sensitive to individuals who hold management and governance positions of trust and confidence in fulfilling the mission and goals of the organization. These sensitive positions include officers, key senior staff members designated by the chief executive, and members of the board.

In an effort to achieve the highest standards of conduct, each officer, key staff member, and Board member is requested to acknowledge (by signing) the following adopted Code of Ethics. This acknowledgement will be kept on file in the human resources department.

All officers, key staff members, and members of the Board of Future FinTech are required and expected to exercise the highest ethical standards of conduct and practice fundamental honesty at all times.

SECTION 2: INTRODUCTION

Future FinTech expects all representatives of the Company and its subsidiaries (collectively, the “Company”) to act with the highest standards of personal and professional integrity in all aspects of their activities and to comply with all applicable laws, rules, regulations, and Company policies and procedures. This Code may be amended only by resolution of the Company’s Board of Directors. The Code is designed to promote:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely and understandable disclosure in the reports and documents the Company files with, or submits to, the Securities and Exchange Commission, as well as in other public communications made by or on behalf of the Company;

●	Compliance with applicable governmental laws, rules and regulations;

●	Prompt reporting to the appropriate person of violations of laws, rules, regulations, this Code and other Company policies; and

●	Accountability for adherence to this Code.

This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic guiding principles. All business conduct should be well above the minimum standards required by law. Accordingly, employees must ensure that their actions cannot be interpreted as being, in any way, in contravention of the laws and regulations governing the Company’s operations.

In general, the use of good judgment based on high ethical principles will guide Directors, officers, and employees with respect to lines of acceptable conduct. However, if a situation arises where it is difficult to determine the proper course of conduct, or where questions arise concerning the propriety of certain conduct by an individual or others, the matter should be brought to the attention of the Company. Employees should contact their immediate supervisor and, if necessary, the Director of Human Resources or the Company’s legal counsel.

The Board of Directors shall be responsible for, or shall designate a committee to be responsible for, determining the appropriate actions to be taken in the event of a breach of this Code of Conduct. Failure to observe the policies set forth in this Code and/or the policies applicable to the business may result in disciplinary action, up to and including immediate termination of employment or other relationship with Future FinTech. Furthermore, violations of this Code may also be violations of the law and may result in criminal penalties for employees, supervisors and/or Future FinTech.

This Code of Conduct neither constitutes nor should be construed to constitute a contract of employment for a definite term or a guarantee of continued employment.

SECTION 3: CODE OF CONDUCT

Section 3.1: Personal and Professional Integrity

All staff, board members, and agents of Future FinTech must act with honesty, integrity, and openness in all their dealings as representatives of the Company. The Company promotes a working environment that values respect, fairness, and integrity.

Each person must:

●	Act with integrity, including being honest and candid while still maintaining the confidentiality of the Company’s information where required or in the Company’s interests.

●	Observe all applicable governmental laws, rules and regulations.

●	Comply with the requirements of applicable accounting and auditing standards, as well as Company policies, in the maintenance of a high standard of accuracy and completeness in the Company’s financial records and other business-related information and data.

●	Comply with policies and procedures established by the Company, including policy manuals, procedure manuals, safety manuals and employee handbooks.

●	Adhere to a high standard of business ethics and not seek competitive advantage through unlawful or unethical business practices.

●	Deal fairly with the Company’s customers, suppliers, competitors and employees.

●	Refrain from taking advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

●	Protect the assets of the Company and ensure their proper use.

●	Refrain from taking for themselves personal opportunities that are discovered through the use of corporate assets or using corporate assets, information or position for general personal gain outside the scope of employment with the Company.

Section 3.2: Conflict of Interest and Related Matters

Future FinTech expects that employees perform their duties conscientiously, honestly, and in accordance with the best interests of the Company. Employees are expected to avoid situations that might involve a conflict between their private interests (financial or other) and the interests of the Company. If employees sense that a course of action they have pursued, are presently pursuing, or are contemplating pursuing, may involve them in a conflict of interest with their employer, they should immediately communicate all the facts to their superior. The employee’s participation in any activity that could involve an actual conflict of interest requires the advance approval of the Chief Executive Officer. Conflict of interest situations involving members of the Board of Directors should be disclosed to the Board of Director’s Audit Committee, or if necessary, the Company’s legal counsel. The following examples will serve as a guide to activity which should be disclosed to theCompany for advance approval or which may be prohibited:

●	Financial Interests in Other Businesses

A potential conflict of interest arises if an employee or any person having a close personal relationship with an employee or their family member has a direct or indirect interest in, or may derive a benefit from, or is employed by a business enterprise which does or seeks to do business with the Company. A “substantial interest” is generally considered to be ownership of more than 1% of a public company, or a controlling interest, either alone or in concert with a group, in a private company. Ownership of a substantial interest is not necessarily prohibited, but must be disclosed to the Company.

●	Gifts, Entertainment, Kickbacks and Secret Commissions

In general, employees may not accept gifts or the conveyance of anything of value (including entertainment) from current or prospective Future FinTech customers or vendors. They may never accept entertainment, gifts, or personal favors that could, in any way, influence or appear to influence business decisions in favor of any person or organization with whom or with which the Company has, or is likely to have, business dealings. Similarly, an employee may not accept any other preferential treatment under these circumstances because their position with the Company might be inclined to, or be perceived to, place them under obligation.

Cash gifts or their equivalent (e.g., gift cards or vouchers) may not be accepted under any circumstances. Noncash gifts may be accepted when permitted under applicable law if they are (1) nominal in value (i.e., less than or equal to U.S. $100); (2) appropriate, customary and reasonable meals and entertainment at which the giver is present, such as an occasional business meal or sporting event; or (3) gifts based on family or personal relationships, and clearly not meant to influence the Company’s business.

Regarding the Company’s business activities, employees may not receive payment or compensation of any kind, except as authorized under the Company’s remuneration policies. In particular, Future FinTech strictly prohibits the acceptance of kickbacks and secret commissions from suppliers or others.

●	Corporate Opportunities

Employees owe a duty to Future FinTech to advance its legitimate interests when the opportunity to do so arises. Employees may not take for themselves a potential corporate opportunity that is discovered in the course of their Future FinTech employment or representation or through the use of corporate property, information or position, nor may they compete against Future FinTech.

Employees may not develop new technologies within the scope of the Company’s business for themselves or take business opportunities within the scope of the Company’s business that are offered or available to the Company for themselves. All copyrights, patents, trade secrets or other intellectual property associated with every idea, concept, technique, invention, process and work of authorship developed or created by an employee in the course of performing work for the Company belongs to the Company, and, if requested, shall be specifically assigned by the employee to the Company.

●	Working for a Competitor, Supplier or Customer

It is prohibited for Future FinTech employees to work for competitors, suppliers or customers simultaneously with their working for the Company.

Section 3.3: Business Relationships

Future FinTech seeks to outperform its competition fairly and honestly. The Company seeks competitive advantages through superior performance, not unethical or illegal business practices. Future FinTech is committed to dealing fairly with the Company’s customers, suppliers, competitors and employees. No person may take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or other unfair dealings or practices.

●	Customer Relationships

Our customers are extremely important to us. They are the reason the Company exists and our success depends upon their satisfaction. Customers and suppliers are always to be treated with the utmost respect and courtesy. They are also to be treated fairly.

Information that we have regarding our customers and suppliers is to be kept confidential and used only for Company purposes and, where relevant, in accordance with executed non-disclosure agreement(s) between the parties. Customer satisfaction is the job of every employee.

●	Suppliers

We maintain open and frank business dealings with our suppliers and strive to develop mutually advantageous relationships. Future FinTech purchases all goods and services on the basis of quality, price, services offered, and integrity of reputation. Vendors and service providers must adhere to high ethical standards and avoid engaging in any activity that involves even the appearance of impropriety. All vendors must comply with all applicable laws and regulations and must ensure that all goods and services provided by them conform to all applicable legal standards.

●	Consultant and Representatives

Agreements with representatives, agents, marketing consultants, distributors and other parties must adhere to applicable laws and regulations.

Section 3.4: Business Practices

●	Records and Reporting

The records, data and information owned, collected, used and managed by Future FinTech must be accurate and complete. Employees are personally responsible for the integrity of the information, records and reports under their control. Records must be maintained in sufficient detail as to reflect accurately the Company’s transactions. This includes appropriate accounting and internal financial controls.

Employees must not make or engage in any false record or communication of any kind, whether internal or external, including, but not limited to:

●	False expense, attendance, production, financial, or similar reports and statements;

●	False advertising, deceptive marketing practices, or other misleading representations.

Employees must use common sense and observe professional standards regarding content and language when creating business records and other documents (such as email), and recognize that such documents will comprise the permanent record of events for any future reference.

Employees are required to cooperate fully with appropriately authorized internal or external investigations. Employees must never withhold or fail to communicate information that raises ethical questions and thus should be brought to the attention of higher levels of management.

Records should be retained in accordance with the Company’s policies and in accordance with all applicable laws. Employees are prohibited from destroying or altering any records that are potentially relevant to a violation of law, legal claim or any litigation or any pending, threatened or foreseeable government investigation or proceeding.

All financial statements must be prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, Future FinTech’s financial condition and results.

All reports filed with the Securities and Exchange Commission must not contain any fraudulent misstatement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading. No information may be withheld or misrepresented to auditors either internal or external to the Company.

Any employee having information or knowledge of any hidden fund or asset, any false or artificial entry in the books and records of the Company or any inappropriate payment, or any concerns or complaints regarding questionable accounting, internal accounting controls or auditing matters should promptly submit those concerns or complaints through the Company’s confidential Whistleblower Program or to their immediate supervisors.

●	Protection and Proper Use of Company Assets

Employees are responsible for safeguarding the tangible and intangible assets of Future FinTech and its clients, vendors and distributors that are under their control. Future FinTech assets may be used only for appropriate business purposes, unless they obtain authorization in advance from their manager. Assets include cash, furniture, fixtures and equipment, business plans, customer and employee information, vendor information, financial reports, intellectual property (computer programs, models and other items), physical property and services.

Company property, resources or position may never be used for improper personal gain, and employees are prohibited from taking or keeping Company property or resources upon termination of employment or affiliation with Future FinTech. Copying, selling, using or distributing information, software, and other forms of intellectual property in violation of license agreements or otherwise is prohibited. Misappropriation of corporate assets is a breach of duty to Future FinTech and may constitute an act of fraud against the Company. Similarly, carelessness or waste in regard to corporate assets is also a breach of duty to Future FinTech.

Internet access and all Company electronic communications systems, such as e-mail and voice-mail systems, are primarily for business purposes. Employees may not use these systems in a manner that could be harmful or embarrassing to Future FinTech. All communications are subject to access, monitoring and review by appropriate, authorized Company personnel at any time. The monitoring and reviewing of electronic communications must be approved by the CEO. Personal communications using these systems is expected to be incidental and should be kept to a minimum. Use of the internet must be in compliance with all applicable laws and the terms of use of any third-party sites accessed. Future FinTech Internet servers may not be used for the unauthorized downloading, or use, of any copyrighted or unlicensed material. This includes the downloading of music, unlicensed software, copyrighted images, video or printed material. The Internet may not be accessed from a Future FinTech server to view, download or post harassing, offensive or nonbusiness-related material from or to a website.

Employees who have access to Future FinTech funds in any form must follow the prescribed procedures for recording, handling, and protecting money as detailed in Future FinTech’s Policy and Procedure manuals or other explanatory materials, or both. The Company imposes strict standards to prevent fraud and dishonesty. If an employee becomes aware of any evidence of fraud and dishonesty, they should immediately advise the appropriate supervisor.

When an employee’s position requires spending the Company’s funds or incurring any reimbursable personal expenses, that individual must use good judgment on the Company’s behalf to ensure that good value is received for every expenditure.

If an employee becomes aware of the theft or misuse of Company assets, the employee should immediately report the matter to his or her supervisor or the CEO.

●	Proprietary and Confidential Information

Employees must retain in strictest confidence, and use solely for the benefit of the Company, all proprietary and confidential information relating to the Company that they acquire, directly or indirectly, in connection with their employment or association with the Company. Proprietary or confidential information about the Company may not be disclosed to anyone outside the Company without specific authorization. This particularly includes information concerning the Company’s proprietary technology, inventions, software, any improvements of the foregoing, non-public business plans and strategies, non-public information relating to sales, prospective sales or customers, or financial information. It does not matter whether or not this disclosure or use is motivated by an actual or anticipated personal profit or advantage. Any information about the Company is presumed to be “confidential” until it is made available to the public through the press, periodicals, financial or business publications, or similar sources.

Employees are responsible for safeguarding all proprietary and confidential information under their control. This includes taking steps to ensure business related paperwork and documents are produced, copied, faxed, stored and discarded in a manner that minimizes the risk that unauthorized persons might obtain access to them. Employees should also ensure that access to work areas and computers is properly controlled. They should not discuss proprietary or confidential information in public places such as elevators, restaurants, restrooms and public transportations, or on cellular phones where there is a potential for such information to be transmitted to unauthorized persons.

●	Regulatory Compliance

The Company is committed to conducting its business in compliance with all applicable federal and state statutes and regulations. The Company promotes compliance with the laws, rules and regulations, including insider-trading laws, of all cities, states, countries and other jurisdictions in which the Company operates. All employees, officers and Directors should seek advice from their supervisor, Company counsel or other appropriate Company personnel if they have any questions regarding compliance with any laws, rules or regulations.

●	Insider Trading

Employees, officers and Directors must comply fully with applicable insider trading and securities laws governing transactions in Future FinTech securities. Securities include common stocks, bonds, options, and other financial instruments. If an employee, officer or Director possesses or has access to material, non-public information gained through their work with Future FinTech, they must use that information solely for the purpose for which it was provided to them. They may not use it to gain personal benefit or trade in securities. These restrictions also apply to family members, friends, and associates.

It is also illegal in many countries to “tip” or pass on inside information to any other person if they know or reasonably suspect that the person receiving such information from them will misuse such information by trading in securities or passing such information on further, even if they do not receive any monetary benefit from the tippee. Consequences for insider trading violations can be severe, including employment termination, civil and/or criminal penalties.

●	Commitment to the Environment

It has been, and will continue to be, the intent of the Company to conduct its business in an environmentally responsible manner. Accordingly, the Company undertakes to:

●	Comply with the spirit and intent, as well as the letter, of environmental laws, regulations and standards.

●	Incorporate environmental protection and stewardship as an integral part of the design, construction, operation and maintenance of its facilities.

●	Encourage the wise use of energy to minimize the impact on the environment.

Section 3.5: Government Dealings and Investigations

●	Political Activities and Contributions

Employees have the right to participate voluntarily in the political process. No one in the Company may require an employee to contribute to, support or oppose any political candidate or group. If an employee, officer or Director chooses to participate in the political process, the person must do so as an individual, not as a representative of the Company, unless this activity is understood to be part of their job function for the Company. The person may not work on a political fundraiser or other campaign activity while at work or use Company property for these activities.

Any overt, visible and partisan political activity that could cause someone to believe that their actions reflect the views or position of the Company requires the prior approval of their supervisor.

●	Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act of 1977 (FCPA), as amended, in general prohibits U.S. companies from making payments to any foreign official, political party official or candidate for political office in order to influence a business decision.

Under the provisions of the Act:

●	Bribes to a non-U.S. official, political party, political party official, or candidate for political office, to assist in obtaining, retaining or directing business to any person are prohibited.

●	Complete and accurate books, records and accounts, in reasonable detail, must be kept and must fairly reflect transactions and dispositions of assets.

●	A system of internal accounting controls must be maintained and such system must be sufficient to provide reasonable assurances that

●	transactions are executed in accordance with management authorizations;

●	transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles;

●	access to assets is permitted only in accordance with management’s authorization; and

●	the recorded accountability for assets is compared with existing assets at reasonable intervals.

It is our policy to comply with all applicable provisions of the Act.

●	Government Investigations

It is the Company’s policy to fully cooperate with government investigations. It is critical, however, that the Company be represented by its own legal counsel during any investigation. If any employee believes that a government investigation or inquiry is imminent, or any inquiries are made, this information should be communicated immediately to the Chief Executive Officer or other members of management before he provides any answers wherever possible, in order to assure that the Company is properly represented by counsel.

Section 3.6: Work Place Responsibilities

●	Safety and Health

The safety and security of people in the workplace is a primary concern of Future FinTech. No job is so important that it has to be worked in an unsafe manner. Supervisors and management are responsible for monitoring the use of all reasonable safeguards in the workplace including Company procedures, safe work practices, and personal protective equipment. Employees are responsible for maintaining a safe workplace by following safety and health rules and practices. Employees should immediately report accidents, injuries and unsafe equipment/practices or conditions to a supervisor or other designated person.

●	Fair Employment and Diversity

The Company considers diversity in our people critical to our success, and we seek to recruit, develop and retain the most talented people from a diverse candidate pool. Advancement at our Company is based on talent and performance. We are fully committed to equal employment opportunity and compliance with the letter and spirit of the full range of fair employment practices and nondiscrimination.

●	Discrimination and Harassment

The Company is committed to maintaining a workplace free of discrimination on the basis of any protected characteristic, including race, color, national origin, sex, age, religion or disability and will take appropriate measures to prevent and/or stop it. If an employee believes that he or she is being subjected to harassing behavior, or if the employee observes or receives a complaint regarding such behavior, the employee should report it to his or her supervisor, or the Company’s Human Resources Manager. The Company will promptly investigate all allegations of harassment or discrimination and will take appropriate corrective action to the fullest extent permitted by local law. Retaliation against individuals for raising in good faith claims of harassment or discrimination is prohibited.

●	Other Employment Matters

To ensure that our business is conducted properly and efficiently, employees must conform to certain standards of work performance and other laws and regulations. They must never engage in unsafe, threatening or violent verbal or physical conduct in the workplace. Supervisors or managers must be notified immediately of employee misconduct, including criminal acts that occurred while performing or relevant to the Company’s business.

Section 4: Waiver and Compliance

Any waiver of the Code for executive officers and Directors may be made only by the Board or a Board Committee. Any such waiver must be promptly disclosed to shareholders in accordance with applicable SEC rules. The Company generally will not grant such waivers and will make exceptions only for good cause. Any employee who believes that a violation of this policy has occurred should utilize the guidelines provided in the Whistleblower Program. The Whistleblower Program and the procedures for reporting under the said program are contained in a separate document and are a part of this Corporate Governance Program.

For New Hires Only:

I acknowledge that I have read the Future FinTech Code of Conduct and understand my obligations as an employee to comply with the principles, policies and laws outlined in the Code of Conduct, including any amendments made by Future FinTech. I understand that a current copy of the Code of Conduct is posted on Future FinTech’s website.

www.ftft.top

I understand that my agreement to comply with the Code of Conduct neither constitutes nor should be construed to constitute either a contract of employment for a definite term or a guarantee of continued employment.

Signature: _____________________Date: ___________________

Name (please print): __________________________

This signed and completed form must be returned within 30 days of receiving this booklet. Failure to do so will not affect the applicability of this Code of Conduct or any of its provisions to you.

Note: Please sign and return to the Human Resources Department